Exhibit 99.1
Corporate Disclosure
[English Translation]
March 8, 2007
Reference material for
Annual General Meeting of Shareholders
To: Financial Supervisory Commission, Korea Exchange and Korea Securities Depositary
Pursuant to Article 191-10 of the Securities Exchange Act of Korea, Article 84-17 of the Directives thereof and Article 73 of the Rules & Regulations for New Rights Issue & Disclosure, hanarotelecom, Inc. (the “Company”, “hanarotelecom” or “hanaro”) is submitting this shareholder reference material for the annual general meeting of shareholders.
Submission Date: March 8, 2007

Representative Director	: PARK, BYUNG MOO
Head Office	: Asia One Building, 17-7 Yeouido-dong, Youngdeungpo-gu
Seoul, Korea 150-874
(Tel.) 82-2-6266-5500

I. Major Activities of Outside Directors and Issues concerning Compensation
1. Major Activities of Outside Directors
A. Attendance rate and voting results of the Board of Directors

				Name of Outside Directors
				PARK,		Wilfried		PARK,	KIM,					KWON,
				BYUNG	David	Kaffenber	Peter	SUNG	SUN		Varun	Steven J.	Afshin	SOON
				MOO	Yeung	ger	Whang	KYOU	WOO	Paul Chen	Bery	Schneider	Mohebbi	YUB
				(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendanc	(Attendan
				ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	e Rate:	ce Rate:
No.	Date		Agendum	100%)	62%)	69%)	100%)	62%)	92%)	54%)	77%)	71%)	86%)	100%)
92	1/5/2006	1.	Public Notice of the
			Merger with Korea
			Thrunet Co., Ltd.	0	0	0	Non	0	0	0	0	Non	Non	0
		2.	Approval of Business
			Plan for Year 2006	0	0	0	Non	0	0	0	0	Non	Non	0
		3.	Appointment of the
			Candidate for Standing
			Director and
			Representative Director	0	0	0	Non	0	0	0	0	Non	Non	0
93	1/31	1.	Approval on
			Acquisition of Share of
			CelrunTV	0	0	0	Non	0	0	0	0	Non	Non	0
94	2/8	1.	Approval of Business
			Reports and Financial
			Statements of
			hanarotelecom for Year
			2005	0	Nonattendance	0	Non	0	0	Nonattendance	0	Non	Non	0
		2.	Approval of Business
			Reports and Financial
			Statements of Thrunet
			for Year 2005	0	Nonattendance	0	Non	0	0	Nonattendance	0	Non	Non	0
		3.	Approval of the
			Issuance of Corporate
			Bond (for Debt
			Repayment)	0	Nonattendance	0	Non	0	0	Nonattendance	0	Non	Non	0
		4.	Approval of the
			Ceiling Amount of
			Internal Transactions
			for Year 2006	0	Nonattendance	0	Non	0	0	Nonattendance	0	Non	Non	0
95	2/22	1.	Convening of the 9th
			Ordinary General Meeting
			of Shareholders	0	0	Nonattendance	Non	0	0	Nonattendance	0	Non	Non	0
		2.	Appointment of the
			Acting Chairman for the
			9th Ordinary General
			Meeting of Shareholders	0	0	Nonattendance	Non	0	0	Nonattendance	0	Non	Non	0
		3.	Approval of the
			Ceiling Amount of
			Compensation for
			Officers for 2006	0	0	Nonattendance	Non	0	0	Nonattendance	0	Non	Non	0
		4.	Approval of
			Application for
			Delisting from NASDAQ
			and Deregistration from
			the SEC	0	0	Nonattendance	Non	0	0	Nonattendance	0	Non	Non	0
96	2/27	1.	Approval of the
			Additional Agendum of
			the 9th Ordinary General
			Meeting of Shareholders	0	0	0	Non	Nonattendance	Nonattendance	0	0	Non	Non	X
97	3/8	1.	Approval of Revised
			Business Reports and
			Financial Statements for
			the Year 2005	0	0	Nonattendance	Non	0	0	Nonattendance	Nonattendance	Non	Non	0
98	3/24	1.	Appointment of
			Chairman of the BOD	0	Nonattendance	0	0	0	0	0	Nonattendance	0	0	Non
		2.	Appointment of
			Representative Director
			& CEO	0	Nonattendance	0	0	0	0	0	Nonattendance	0	0	Non
		3.	Abolishment of the
			Special Management
			Committee	0	Nonattendance	0	0	0	0	0	Nonattendance	0	0	Non
		4.	Establishment of the
			Executive Committee	0	Nonattendance	0	0	0	0	0	Nonattendance	0	0	Non
		5.	Amendment of Internal
			Regulations According to
			the Amended AOI	0	Nonattendance	0	0	0	0	0	Nonattendance	0	0	Non
		6.	Appointment of
			Members of Committees
			under the BOD	0	Nonattendance	0	0	0	0	0	Nonattendance	0	0	Non
99	6/ 22	1.	Cancellation of Stock
			Option Grant	0	Nonattendance	0	0	0	0	0	0	0	Nonattendance	Non
		2.	Adjustment in Stock
			Option Exercise Price &
			Number of
			Granted
			Shares	0	Nonattendance	0	0	0	0	0	0	0	Nonattendance	Non
		3.	Approval of
			Acquisition of New
			Shares of hanaromedia
			inc.	0	Nonattendance	0	0	0	0	0	0	0	Nonattendance	Non
		4.	Approval of Loan and
			Debt Guarantee for
			hanaromedia inc.	0	Nonattendance	0	0	0	0	0	0	0	Nonattendance	Non
		5.	Approval of
			Agreements with
			hanaromedia &
			Shareholders of
			hanaromedia regarding
			the TV-Portal Business	0	Nonattendance	0	0	0	0	0	0	0	Nonattendance	Non

				Name of Outside Directors
				PARK,		Wilfried		PARK,	KIM,					KWON,
				BYUNG	David	Kaffenber	Peter	SUNG	SUN		Varun	Steven J.	Afshin	SOON
				MOO	Yeung	ger	Whang	KYOU	WOO	Paul Chen	Bery	Schneider	Mohebbi	YUB
				(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	(Attendanc	(Attendan
				ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	e Rate:	ce Rate:
No.	Date		Agendum	100%)	62%)	69%)	100%)	62%)	92%)	54%)	77%)	71%)	86%)	100%)
		6.	Approval of the
			Ceiling Amount of
			Internal Transactions
			with
			hanaromedia inc. for 2006	0	Nonattendance	0	0	0	0	0	0	0	Nonattendance	Non

100	8/2	1.	Adjustment in Stock
			Option Exercise Price &
			Number of Granted Shares	0	0	Nonattendance	0	0	0	Nonattendance	Nonattendance	Nonattendance	0	Non
		2.	Approval on Security
			Provision for Loans for
			Members of the Employee
			Stock Purchase
			Association	0	0	Nonattendance	0	0	0	Nonattendance	Nonattendance	Nonattendance	0	Non
101	9/26	1.	Convening of the
			Extraordinary General
			Shareholders Meeting	0	Nonattendance	0	0	Nonattendance	0	Nonattendance	0	Nonattendance	0	Non
102	10/12	1.	Cancellation of Stock
			Option Grant	0	Nonattendance	Nonattendance	0	Nonattendance	0	Nonattendance	0	0	0	Non
		2.	Approval of the
			Additional Agendum for
			the
			Extraordinary General
			Shareholders Meeting	0	Nonattendance	Nonattendance	0	Nonattendance	0	Nonattendance	0	0	0	Non
103	11/16	1.	Appointment of
			Members of the
			Committees under the BOD	0	0	0	0	Nonattendance	0	0	0	0	0	Non
104	12/20	1.	Approval for Foreign
			Currency Denominated
			Notes (Overseas
			Issuance)	0	0	0	0	Nonattendance	0	0	0	0	0	Non
		2.	Approval for KRW
			Denominated Notes
			Issuance (Domestic
			Issuance)	0	0	0	0	Nonattendance	0	0	0	0	0	Non
		3.	Approval for Borrowing	0	0	0	0	Nonattendance	0	0	0	0	0	Non
		4.	Approval for Business
			Plan for Year 2007	0	0	0	0	Nonattendance	0	0	0	0	0	Non

(o: Agree, x: Do not agree, and Non : Not a member of the Board of Directors at the time of the meeting)

Note1)	Director PARK, BYUNG MOO was appointed as Representative Director at the 98th BOD meeting.
•	Summary of Major Opinions:
          95th BOD Meeting
-	Regarding Agendum 3 ‘Amendment of the Articles of Incorporation’ for 9th Annual General Meeting of Shareholders, director PARK, SUNG KYOU proposed to modify Article 2, Article 14 and Article 15 of the revision draft, and it was approved as proposed by director Park by the unanimous consent of the members present.
          96th BOD Meeting
-	Representative Director KWON, SOON YUB objected to ‘Approval of the Additional Agendum of the 9th Ordinary General Meeting of Shareholders’ for granting stock option rights, saying that it would not be desirable for the Company to go ahead with a stock option plan at this time, considering various factors including the Company’s current position in the market, the effect that stock option rights granted mostly to executives will have on the morale of employees, and the market’s response to the Company’s recent decision of reverse stock split.

B. The activities of the outside directors in sub-committees of the BOD
1) Audit Committee
     - Members of Audit Committee

Name	Position	Remarks
PARK, SUNG KYOU	Outside Director	Chairman
KIM, SUN WOO	Outside Director	—
Peter Whang	Director	—
     - Major Activities of Audit Committee

	Date			Approved/
No.	(MM/DD/YYYY)	Agenda		Rejected
<Report>

		■	Results of follow-up measures for
special audit on Marketing Headquarters for 3Q05

		■	Results of follow-up measures for
special audit on Hanaro Realty Development & Management for 3Q05

<Agenda>

		■	Item 1: Deliberation and settlement of
the accounting audit report for 2005 (proposal)

29	02/22/2006	■	Item 2: Deliberation and settlement of	All approved as
			evaluation on the operation of the Internal	proposed
Accounting Management System for 2H05 (proposal)

		■	Item 3: Deliberation and settlement of
Outsourced service contracts with outside
auditors (proposal)

		■	Item 4: Deliberation and settlement of
the report on the results of regular audit on
Subuk/Busan branches for 4Q05 (proposal)

		■	Item 5: Approval of the report on the
results of special audit on equipment management for 2005

		■	Item 6: Deliberation and settlement of
the amendment of Audit Committee Regulations (proposal)

<Agenda>

		■	Item 1: Deliberation and settlement of
the accounting audit report regarding revised
financial statements of hanarotelecom for 2005
(proposal)

30	03/08/2006	■	Item 2: Deliberation and settlement of
			the accounting audit report of Korea Thrunet	All approved as
			Co., Ltd. for 2005 (proposal)	proposed

<Agenda>

		■	Item 1: Deliberation and settlement of
the report on the results of special audit on
31	03/23/2006		revised financial statements (proposal)	Approved

	Date			Approved/
No.	(MM/DD/YYYY)	Agenda		Rejected
<Report>

		■	Internal/external investigation into subscriber information leakage (interim report)

		■	Results of follow-up measures for regular audit on Subuk/Busan branches for 4Q05	—

32	06/01/2006	■	Results of follow-up measures for special audit on the status of equipment management for 2005

		■	2Q06 regular/special audit plan (proposal)

<Agenda>

		■	Item 1: Deliberation and settlement of the report on the results of special audit on CS for 2006 (proposal)	Approved

<Report>

		■	Results of follow-up measures for special audit on CS for 1Q06

		■	Results of follow-up measures for special audit on CAPEX execution for network construction in 2006	—

		■	Results of follow-up measures for special audit regarding multi-line activation

33	08/31/2006	■	3Q06 regular audit plan (proposal)

<Agenda>

		■	Item 1: Deliberation and settlement of the report on the results of regular audit on technology R&D for 2Q06 (proposal)	All approved as proposed

		■	Item 2: Deliberation and settlement of the report on the results of special audit on Corporate Business HQ for 2Q06 (proposal)

<Report>

		■	Results of follow-up measures for regular audit on technology R&D for 2Q06

		■	Results of follow-up measures for special audit on Corporate Business HQ for 2Q06	—

34	12/12/2006	■	BizMaster-related investigation and results of follow-up measures

<Agenda>

		■	Item 1: Deliberation and settlement of the report on the results of regular audit on Kangnam/Kangbuk branches for 3Q06 (proposal)	All approved as proposed

		■	Item 2: Deliberation and settlement of the report on the evaluation of the internal accounting management system for 1H06 (proposal)
2) Outside Director Candidate Nominating Committee
     - Members of Outside Director Candidate Nominating Committee

Name	Position	Remarks
KIM, SUN WOO	Outside Director	Chairman
Paul Chen	Outside Director	—
Wilfried Kaffenberger	Director	—

     - Major Activities of Outside Director Candidate Nominating Committee

	Date			Approved/
No.	(MM/DD/YYYY)	Agenda		Rejected
8	02/22/2006	■	Item 1: Nomination of outside director candidates	Approved

9	09/26/2006	■	Item 1: Nomination of outside director candidates	Approved
3) Compensation Committee
     - Members of Compensation Committee
       ● President’s Compensation Committee

Name	Position	Remarks
David Yeung	Director	Chairman
Wilfried Kaffenberger	Director	—
Varun Bery	Outside Director	—
Paul Chen	Outside Director	—
       ● Officers’ Compensation Committee

Name	Position	Remarks
PARK, BYUNG MOO	Representative Director	Chairman
David Yeung	Director	—
Wilfried Kaffenberger	Director	—
Varun Bery	Outside Director	—
Paul Chen	Outside Director	—
     - Major Activities of Compensation Committee

	Date			Approved /
No.	(MM /DD/YY)	Contents		Rejected
		■	Item 1. 2006 compensation plan for CEO (proposal)

The 8th Officers’ Compensation Committee	01/05/2006	■	Item 2. 2006 performance incentive plan for Officers (proposal)

		■	Item 3. 2006 compensation plan for COO and CFO (proposal)	All approved as proposed

The 9th Officers’ Compensation Committee	02/06/2006	■	Item 1. 2005 year-end performance bonus plan (proposal)

		■	Item 2. Severance benefits plan for Director KWON, SOON YUB	All approved as proposed

	Date		Approved /
No.	(MM /DD/YY)	Contents	Rejected
The 10th Officers’ Compensation Committee	03/24/2006	■ Signing of executive employment agreement for CEO, COO and CFO	Approved

The 11th Officers’ Compensation Committee	09/01/2006	■ Execution of Compensation Agreement for a director	Approved

The 12th Officers’ Compensation Committee	10/12/2006	■ Approval of Grant of Stock Option Rights (proposal)	Approved
4) Executive Committee

Name	Position	Remarks
PARK, BYUNG MOO	Representative Director	Chairman
Wilfried Kaffenberger	Director	—
Peter Whang	Director	—
Varun Bery	Outside Director	—
Afshin Mohebbi	Outside Director	—
Steven Schneider	Outside Director	—
- Major Activities of Executive Committee

	Date		Approved /
No.	(MM /DD/YY)	Contents	Rejected
The 1st Executive Committee	04/28/2006	■ Report: Operating results and outlook	—

		■ Report: Operating results and outlook	—

The 2nd Executive Committee	05/25/2006	<Agenda>

		■ Item 1. Settlement of the pending litigation against CJ	Approved

<Report>

The 3rd Executive Committee	06/21/2006	■ Report: Operational update	—

The 4th Executive Committee	07/26/2006	■ Report: Operational update	—

The 5th Executive Committee	08/29/2006	■ Report: Operational update	—

	Date		Approved /
No.	(MM /DD/YY)	Contents	Rejected
The 6th Executive Committee	09/29/2006	■ Report: Operational update	—

The 6th Executive Committee (supplementary)	10/10/2006	■ Report: Analysis of refinancing alternatives	—

		■ Report: Operational update	—

The 7th Executive Committee	10/31/2006	<Agenda>

		■ Acquisition of broadband subscribers of Onse Telecom	Approved

		■ Report: Operational update	—

The 8th Executive Committee	12/01/2006	<Agenda>

		■ Approval of HanaroDream Shareholders’ Agreement	Approved
2. Compensation for Outside Directors and Others
(Unit: KRW)

		Amount approved
	No. of	at a shareholders’		Average payment
	persons	meeting	Total amount paid	per person
Director	3	2,000,000,000	861,986,561	287,328,854
Outside Director	4		146,486,005	36,621,501
Member of Audit Committee	3		99,466,667	33,155,556

Note)	The above stated ‘total amount paid’ and ‘average payment per person’ are calculated based on the cumulative amount of compensation paid to directors in 2006, including the provision of severance and retirement benefits. The amount paid to the retired officers was included in the ‘total amount paid’ but excluded in calculating the ‘average payment per person.’ The ‘amount approved at a shareholders’ meeting’ is the ceiling amount of compensation for directors for the year 2006.

II. Transactions with Major Shareholders and Affiliates
1. Significant single transactions in 2006 with specially-related party
(Unit: KRW billion)

		Transaction
Type of Transaction	Party	Period	Amount	Ratio Note 2)
Consignment of customer services,	Hanaro CS, Inc. Note 1)	1/1/2006 –
etc.	(Affiliate)	12/31/2006	48.6	2.82%
Consignment of customer	HanaroDream, Inc.	1/1/2006 –
management, etc.	(Affiliate)	12/31/2006	40.5	2.35%
Consignment of building	Hanaro Realty Development &
maintenance, etc.	Management Co., Ltd.	1/1/2006 –
	(Affiliate)	12/31/2006	25.1	1.46%
Consignment of hanaTV service,	hanaromedia, Inc.	1/1/2006 –
etc.	(Affiliate)	12/31/2006	18.3	1.06%

Note 1)	Hanaro T&I, Inc. changed its name to Hanaro CS, Inc.

Note 2)	The transaction amount as a proportion of total revenues for 2006
2. Significant transactions on a cumulative basis in 2006
(Unit: KRW billion)

		Transaction
Party	Type of Transaction	Period	Amount	Ratio Note 2)
hanaromedia, Inc. (Affiliate)	Loan	11/15/2006 – 11/14/2007	15	0.87%
	Debt guarantee	—	90	5.22%

Note 1)	The loan provision and debt guarantee were approved by the Company’s Board of Directors on June 22, 2006. Of the loan ceiling of KRW 60 billion, KRW 15 billion was provided as a loan to hanaromedia, and no debt guarantee has been provided as of the end of 2006.

Note 2)	The transaction amount as a proportion of total revenues for 2006

III. Business Information
1. Introduction
A. Current status of the industry
(1)	Characteristics of the industry

The telecommunications industry is witnessing a substitution of fixed line by the wireless, convergence of wireline and wireless services and a dramatic increase in the demand for wired and wireless data communication. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment amid fierce competition and encroachment of the fixed-line market by mobile phone services. As opposed to the fixed line, broadband Internet access services market had experienced rapid growth by early 2003. However, as the market reached its maturity, the growth has slowed down, and 100 Mbps services including optical LAN are now driving growth of the broadband market.
•	The characteristics of and changes in the Korea’s telecommunications industry can be summarized as follows:
— Internet and mobile phone services are leading the changes in the telecommunications industry.
➢	Due to increasing Internet use, demand for data traffic has grown significantly.

➢	The full-fledged era of personal mobile communications came with the stabilization of the mobile phone market after the dramatic growth.
— Convergence of communications and broadcasting services
➢	Voice-oriented communications networks are upgraded into advanced networks enabling real-time transmission of multimedia video imagery.

➢	The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided simultaneously over the same networks.
— Convergence of fixed line and wireless communications
➢	Integrated services of wireline and wireless communications can be provided based on new technologies such as Wibro and HSDPA.
— Cost reduction and development of new technology
➢	Due to continued competition, efforts to develop new technologies and services are stepped up.

➢	Changes in demand and the rapid growth of data communications market lead to a drastic price cut.

(2)	Growth potential of the industry

The communications industry grew sharply until the early 2000s on the back of a rapid increase in mobile and broadband subscribers. However, with the subscriber growth reaching saturation, market growth has slowed down, affecting revenues. Statistics on revenues and subscribers of the telecommunications industry are as follows:
•	Telecom Industry Revenues
(Unit: KRW million)

	End of Nov.
	2006	2005	2004	2003	2002
Facility-based Service	27,408,683	30,918,918	30,176,025	28,644,060	28,858,400
Special Category Service	1,489,738	1,914,293	1,026,452	1,330,583	1,179,500
Value-added Services	6,160,304	5,975,814	4,648,212	4,358,596	3,763,900
Broadcasting	8,189,181	7,852,678	7,069,292	8,507,210	9,174,600
Total	43,247,906	46,661,703	42,919,981	42,840,449	42,976,400

Note)	Source: The Korea Association of Information and Telecommunication
•	Revenues of Facility-based Service
(Unit: KRW million)

	End of Nov.
Description	2006	2005	2004	2003	2002
Fixed Line	12,023,254	12,780,927	13,484,132	13,289,072	13,630,358
Wireless	15,385,429	18,137,991	16,691,893	15,354,988	15,228,067
Total	27,408,683	30,918,918	30,176,025	28,644,060	28,858,425

Note)	Source: The Korea Association of Information and Telecommunication
•	Telecommunications Subscribers
(Unit: persons)

Description	2006	2005	2004	2003	2002
Broadband Internet	14,042,698	12,190,711	11,921,439	11,178,499	10,405,486
Local Telephony	23,119,170	22,920,151	22,870,615	22,877,019	23,490,130
Mobile	40,197,115	38,342,423	36,586,052	33,591,758	32,342,493
Total	77,358,983	73,453,285	71,378,106	67,647,276	66,238,109
Note)	Source: Ministry of Information and Communication
(3)	Special features of changes in economic conditions

The broadband Internet and local telephony markets have little been affected by changes in the general economic conditions and have been stabilized after reaching a maturity stage. These markets are hardly influenced by business cycles because broadband Internet and local telephony have become necessities of everyday life.

(4)	Competition factors

Business	Competition	Competitor	Entry Barrier	Factors
Local Telephony Service	Oligopoly	KT, LG Dacom	License from the MIC (Telecommunications Business Law)	Quality, Price

High Speed Data Access Service	Oligopoly	KT, LG Powercom & others	License to the MIC (Telecommunications Business Law)	Quality, Speed, Price
(5)	Special features in resource procurement

Unlike the past, domestic companies now produce most of the telecommunications equipment. In terms of human resources, an increasing number of telecommunications experts are available for the development of the telecommunications industry.

(6)	Relevant laws and regulations

The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.	Current Status of the Company

(1)	Business outlook and portfolio

(A)	Business Outlook
•	Overview

The Korean economy was faced with difficulties such as soaring oil prices, rising international prices of raw materials, a continued weak dollar, lackluster domestic consumption and sluggish corporate investment.

As for the information and communication sector, with the industry suffering the saturation of broadband Internet market, CATV SOs are rushing into the Internet business. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government’s policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market hanarotelecom is providing services in a total of 83 cities and 59 counties as of the end of December 2006. It has a total of 5.36 million customers, including 3.61 million broadband subscribers and 1.75 million voice subscriber lines. To respond to rapidly changing market conditions represented by convergence of telecommunication and broadcasting, the Company completed the acquisition of hanaromedia Inc., a company with a competitive edge in TV-Portal platform and IP VOD contents, as of March 13, 2006 and launched the commercial hanaTV service on July 24, 2006. The Company has laid the foundation for the strategic business by acquiring 200,000 subscribers as of the end of 2006, in just 5 months after the launch of hanaTV.

•	Expansion of Network

In order to develop the Company into an integrated telecommunication business equipped with the capacity to provide broadband multimedia services, hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of December 2006, the total length of fiber optic cable is 28,717km (including leased network) in 83 cities, which enabled provision of Internet services to 13.05 million households and voice services to 12.90 million households (excluding those in the overlapped areas).

•	Operational results

Despite intensifying competition in the broadband market, hanarotelecom achieved revenue of KRW 1,723.3 billion, EBITDA of KRW 535.5 billion and operating profit of KRW 30.8 billion for the year 2006. The Company has a total of 5.36 million subscribers as of the end of December 2006, maintaining a stable subscriber growth in broadband, voice and hanaTV.

•	Financing

The Company issued senior unsecured notes worth KRW 100 billion on February 17, 2006. The Company also made a drawdown of USD 27.5 million and KRW 22.5 billion from syndicated loans to pay off KRW 190 billion of non-guaranteed corporate bonds maturing on February 24, 2006. In addition, the Company raised KRW 19.5 billion of Information Promotion Fund loan through the Korea Development Bank on August 23, 2006 in order to participate in the government’s project to establish the broadband public network in 2006.

•	Business Plan for 2007
- Dramatic revenue growth
hanarotelecom would significantly increase revenues and lay the foundation for sustained growth by fostering new growth engines. To do so, the Company would forge strategic alliances in various ways and, if necessary, pursue mergers and acquisitions in new businesses..
- Provision of proactive customer service
hanarotelecom would make aggressive efforts to acquire subscribers by providing high-quality customer services and strengthen subscriber retention by focusing on customer satisfaction.
- Strengthening of innovative brand power
hanarotelecom would enhance its brand image by positioning its products such as hanafos, hanafone and hanaTV as power brands that offer best services and satisfy customers with competitive price.
- Achievement of continuous profit-making
hanarotelecom would continue to generate profits by managing costs efficiently while increasing revenues. In an effort to reduce costs and efficiently manage assets, the Company would rationalize organizational structure and concentrate its capabilities.
- Fostering of dynamic professionals
Recognizing that the source of hanarotelecom’s competitiveness is the strength of each employee, the Company would provide various education and training programs to produce creative and dynamic professionals who can proactively respond to rapid changes in the era of convergence. The company would also promote professionalism among employees.

(B)	Classification of business areas for public disclosure

•	Methods and Purpose of Classifying Business Lines

Business areas are divided according to the “Korea Standard Industrial Classification.” Given the business characteristics of hanarotelecom, our business is categorized into high-speed Internet, telephony, corporate data and other businesses.

High-speed Internet business includes Internet access services including xDSL and CATV high-speed Internet, and broadband-related value added services including hanaTV.

Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

Corporate data business includes domestic/international Internet leased line services, Internet Data Center and other services.

Other business includes special telecommunications business, etc.

•	Service Description by Business Area

Business	Services	Remark
Broadband Internet	Optical Lan, hanafos Free, Premium(VDSL/Cable Modem), Speed (VDSL/ADSL/Cable Modem), Wing, Family, Multi-line, value-added services, hanaTV	Internet-related services

Telephony	Telephony, Value-added services	Local call, domestic long-distance/international call, corporate call, Interconnection among carriers

Corporate data	Leased line, Internet Data Center	domestic/international Internet leased line services

Others	Other services	Special telecommunications business, etc.
(2)	Market Share
- Broadband Internet Subscribers

	(Unit : Subscribers)
	As of the end of
Service Provider	2006	2005	2004
hanarotelecom	3,612,749	2,773,213	2,748,934
KT	6,352,542	6,241,789	6,077,694
Thrunet	—	836,625	1,287,916
Others	4,077,407	2,339,084	1,806,895
Total	14,042,698	12,190,711	11,921,439

Note 1)	Source: Ministry of Information and Communication

Note 2)	‘Others’ includes Onse Telecom, Dreamline, LG Dacom, and a number of value-added service and special service providers.
     - Broadband Internet Market Share

	(Unit : %)
Service Provider	As of the end of
	2006	2005	2004
hanarotelecom	25.7	22.7	23.1
KT	45.2	51.2	51.0
Thrunet	-	6.9	10.8
Others	29.0	19.2	15.1

Note 1)	Source: Ministry of Information and Communication

Note 2)	‘Others’ includes Onse Telecom, Dreamline, LG Dacom, and a number of value-added service and special service providers.
     - Local Telephony Lines

	(Unit : Subscriber Lines)
	As of the end of
	2006	2005	2004
hanarotelecom	1,745,266	1,521,117	1,413,273
KT	21,288,733	21,353,086	21,457,342
LG Dacom	85,171	45,948	—
Total	23,119,170	22,920,151	22,870,615

Note)	Source: Ministry of Information and Communication
     - Local Telephony Market Share

	(Unit : %)
	As of the end of
Service Provider	2006	2005	2004
hanarotelecom	7.5	6.6	6.2
KT	92.1	93.2	93.8
LG Dacom	0.4	0.2	—

Note)	Source: Ministry of Information and Communication
(3)	Characteristics of the market

As the second largest local exchange carrier, hanarotelecom should resort to strategic and selective business operations in order to expand its subscriber base.

On April 1, 1999, we commenced our commercial services in four metropolitan cities—Seoul, Pusan, Inchon and Ulsan. Densely populated metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of the end of

December 2006, our service became available in 83 cities across the country.
As for the voice business, hanarotelecom is offering integrated services of local, long-distance and international calls that were launched on July 1, 2004 by taking advantage of nationwide implementation of FNP starting from August 1, 2004, and expanding the subscriber base by securing more customers of VoIP that is based on IP networks. After the acquisition of Thrunet, hanarotelecom has strengthened VoIP sales activities targeting broadband subscribers of Thrunet.
In addition, keeping pace with the development of convergence of telecommunication and broadcasting, hanarotelecom launched hanaTV, a commercial TV-Portal service, in July 2006.
•	Characteristics of customers and factors for change in demand

The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

The demand for the local telephony service is slightly influenced by the market conditions. The telecommunications market has achieved a rapid quantitative growth. In terms of qualitative growth, convergence of broadcasting and communications services and integration of wired and wireless communications are progressing amid growing demand for related contents.

Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to virtuous cycles.

•	Domestic consumption and export of services

Characteristically, hanarotelecom’s services are not for export and are entirely for domestic consumption.

(4)	Description of new business and its outlook

•	TV-Portal business

In order to grow into a comprehensive media company, hanarotelecom incorporated acquired 65% of shares (780,000 shares at KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, as of March 13, 2006. CelrunTV changed its corporate name to hanaromedia Inc. and became affiliated to hanarotelecom as of May 2, 2006. hanarotelecom further acquired newly issued shares of hanaromedia totaling KRW 13 billion, KRW 6.5 billion each on March 31 and June 30, 2006. An aggregate amount of KRW 18.5 billion has been invested in acquiring hanaromedia’s shares in 2006.

In addition, to strengthen its convergence services including TV-Portal, hanarotelecom newly established the Convergence Headquarters in April 2006 (the Convergence Headquarters was reorganized into the hanaTV Business Division in January 2007). The Company expects to offer various value-added services over its own network and improve subscriber retention. The commercial hanaTV service was launched on July 24, 2006 and acquired about 200,000 subscribers as of the end of 2006.

- Expected revenue and subscriber target of TV-Portal service

Year	Expected revenue (KRW billion)	Subscriber target (1,000 subscribers)
2007	70 ~ 80	1,000
2008	200	1,500

*	Figures for 2008 are estimated on the assumption that regulations on the IP-TV business will be eased and that a full-fledged IP-TV service will be provided.
- Basis for the estimates of expected revenue and subscribers
Expected revenue of TV-Portal service was calculated based on expected monthly fees and the subscriber target that hanarotelecom will likely achieve if the Company undertakes marketing activities mainly targeting its broadband subscribers. The revenue may change depending on the actual number of TV-Portal subscribers.

(5)	Organizational Structure (as of December 31, 2006)

2. Information on the Annual General Shareholders Meeting by Agendum
Agendum 1. Approval of the Financial Statements for 2006
(1)	Financial statements of hanarotelecom incorporated
•	Business overview for 2006

Despite intensifying competition in the broadband market, hanarotelecom achieved revenue of KRW 1,723.3 billion, EBITDA of KRW 535.5 billion and operating profit of KRW 30.8 billion for the year 2006. The Company has a total of 5.36 million subscribers as of the end of December 2006, maintaining a stable subscriber growth in broadband, voice and hanaTV. (For more information, please refer to B. Current Status of the Company of 1. Introduction in Part III)

•	Balance sheets
Balance Sheets
As of December 31, 2006
As of December 31, 2005

	(Unit: KRW million)
	KRW million
	2006	2005
Total assets	2,854,445	2,980,101
Current assets	462,537	343,770
Non-current assets	2,391,908	2,636,331
Total liabilities	1,361,279	1,412,514
Current liabilities	535,745	595,691
Long-term liabilities	825,534	816,823
Total shareholders’ equity	1,493,166	1,567,587
Capital stock	1,161,229	2,310,676
Capital surplus	1,502,480	344,642
Accumulated deficit	(-)1,186,156	(-)1,100,103
Capital adjustments	15,613	12,372
Total liabilities and shareholders’ equity	2,854,445	2,980,101

•	Statements of operations
Statements of operations
From January 1 to December 31, 2006
From January 1 to December 31, 2005

	(Unit: KRW million)
	KRW million
	2006	2005
Operating revenue	1,723,346	1,444,411
Operating expenses	1,692,504	1,391,183
Operating income	30,843	53,228
Non-operating income	76,731	92,456
Non-operating expenses	193,620	348,377
Ordinary income (loss)	(-)86,047	(-)202,692
Extraordinary profit	—	—
Extraordinary loss	—	6,148
Income (loss) before income tax	(-)86,047	(-)208,840
Income tax expense	—	—
Net income (loss)	(-)86,047	(-)208,840
•	Statements of disposition of deficit (proposed)
Statements of disposition of deficit
From January 1 to December 31, 2006
From January 1 to December 31, 2005

	(Unit: KRW million)
	KRW million
	2006	2005
Accumulated deficit before disposition	1,186,156	1,100,103
Disposition of deficit	1,186,156	—
Undisposed deficit to be carried forward to subsequent year	—	1,100,103
•	Information on dividend for the past two years : N/A

Agendum 2. Appointment of an Outside Director
•	Name, date of birth, nominator, relations with the largest shareholder

Relations with the
Name	Date of birth	largest shareholder	Nominator	Remark
Varun Bery	Sep. 27, 1958	—	Outside Director Candidate Nominating Committee	Candidate for Outside Director
•	Present position, academic/professional career and transaction records with the Company in the recent 3 years

Transaction records with
		Academic/professional	the Company in the
Name	Present position	career	recent 3 years
Varun Bery	TVG Capital Partners Ltd., Managing Director	Yale University Harvard University (MBA) McKinsey consultant Asian Infrastructure Fund (AIF), Director	N/A
Agendum 3. Approval of the Ceiling Amount of Compensation for Directors for 2007
•	Number of directors and total amount or the ceiling on their compensation

	2007	2006
Number of directors (Number of outside directors)	10 (6)	8 (5)
Total amount or the cap on compensation	KRW 2 billion	KRW 2 billion

*	The number of directors (number of outside directors) for 2007 is as of March 8, 2007, the date of the submission of this material.

Agendum 4. Approval of Grant of Stock Option Rights
•	Need for granting the stock option rights : To secure and motivate competitive human resources for the Company’s future growth

•	Name of persons who will be granted stock option rights

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
SHIN KYU-SHIK*	SENIOR EXECUTIVE VICE PRESIDENT	Corporate Business Div.	Common Stock	75,000
CHANG YOUNG BO*	EXECUTIVE VICE PRESIDENT	Finance HQ	Common Stock	75,000
JEUN SANG JIN*	EXECUTIVE VICE PRESIDENT	Communications HQ	Common Stock	75,000
LEE TAE GYU*	SENIOR VICE PRESIDENT	Channel Transformation Unit	Common Stock	100,000
YOUN TAEK HYUN*	SENIOR VICE PRESIDENT	HR HQ	Common Stock	100,000
KIM SUNG YONG*	SENIOR VICE PRESIDENT	HR HQ	Common Stock	100,000
LEE SEUNG SEOG*	SENIOR VICE PRESIDENT	Technology Plan Unit	Common Stock	25,000
JUN BYUNG HOON*	SENIOR VICE PRESIDENT	Kangnam Branch	Common Stock	25,000
PARK CHAN WOONG*	SENIOR VICE PRESIDENT	Network Technology Unit	Common Stock	25,000
PARK GAB JAE*	SENIOR VICE PRESIDENT	Corporate Sales Unit 2	Common Stock	25,000
CHAE CHUNG SIK*	SENIOR VICE PRESIDENT	Ops Support Unit	Common Stock	25,000
PARK MIN HYOK*	SENIOR VICE PRESIDENT	Busan Branch	Common Stock	25,000
PARK TAE YOUNG*	VICE PRESIDENT	Policy Plan Unit	Common Stock	75,000
JUNG YONG HO*	VICE PRESIDENT	Solution Business Unit	Common Stock	75,000
YANG SEUNG CHEON*	VICE PRESIDENT	Kyungbuk Branch	Common Stock	50,000
KIM KI TAE*	VICE PRESIDENT	Internal Audit Unit	Common Stock	50,000
LEE BYEONG MIN*	VICE PRESIDENT	Honam Branch	Common Stock	50,000
PARK YOUNG KUN*	VICE PRESIDENT	Corporate Sales Unit 1	Common Stock	25,000
LEE SANG HEON*	VICE PRESIDENT	GR Unit	Common Stock	25,000
JEON JOONG IN*	VICE PRESIDENT	Corporate Business Unit	Common Stock	25,000
CHOI CHANG SIK*	SENIOR MANAGER	Sales & Service Provisioning Unit	Common Stock	25,000

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
CHOI YONG SEOK*	SENIOR MANAGER	Product Planning Unit	Common Stock	25,000
KIM YUN HO*	SENIOR MANAGER	Marketing Planning Unit	Common Stock	25,000
HA KYOO JIN*	SENIOR MANAGER	Customer Service Unit	Common Stock	25,000
PARK HEE MAN*	SENIOR MANAGER	Network Operations Unit	Common Stock	25,000
NOH SUNG GOO*	SENIOR MANAGER	SMB Sales Unit	Common Stock	25,000
BAE MIN HO*	Deputy Senior Manager	Technology Planning	Common Stock	15,000
CHOI JUNG HO*	Deputy Senior Manager	Call Application Sales	Common Stock	15,000
CHOI HYUNG SEOK*	Deputy Senior Manager	Telephony	Common Stock	15,000
YANG WON SOCK*	Deputy Senior Manager	Channel Planning	Common Stock	15,000
OH JUNG YOON*	Deputy Senior Manager	Fair Trade	Common Stock	15,000
JUNG SOON HO*	Deputy Senior Manager	Network Eng. 2	Common Stock	15,000
SONG CHANG HOON*	Deputy Senior Manager	Sales	Common Stock	15,000
KIM WOO CHEOL*	Deputy Senior Manager	IR	Common Stock	15,000
LEE JAE KEUN*	Deputy Senior Manager	General Accounting	Common Stock	15,000
YUN SANG IL*	Deputy Senior Manager	Sales 1	Common Stock	15,000
PARK SUNG KYOU*	Audit Committee member	-	Common Stock	25,000
KIM SUN WOO*	Audit Committee member	-	Common Stock	25,000
NA JONG KOO	Senior Manager	Network Eng. 2	Common Stock	10,000
KWEON OH NAM	Senior Manager	Backbone Network Operation	Common Stock	3,200
LEE KYOUNG CHEOL	Senior Manager	Network Eng. 2	Common Stock	10,000
LEE SANG PIL	Deputy Senior Manager	IDC Support	Common Stock	3,100
YOO JO HWAN	Deputy Senior Manager	Network Eng. 1	Common Stock	2,800
KIM YOUNG AN	Senior Manager	Network Eng. 2	Common Stock	3,100
KIM BYUNG SIL	Senior Manager	General Accounting	Common Stock	3,100
JEONG CHANG ROK	Deputy Senior Manager	Real Estate Management	Common Stock	3,100
YOO KWAN YEUL	Deputy Senior Manager	Solution Support	Common Stock	3,100
LEE YOUNG JIN	Deputy Senior Manager	Broadband Network	Common Stock	2,800
KIM YONG SUB	Deputy Senior Manager	IDC Sales	Common Stock	10,000
KIM GEE SIG	Senior Manager	Network Eng. 2	Common Stock	3,100
JUN YANG SOO	Manager	Network Eng. 1	Common Stock	2,800

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
PARK KI HONG	Deputy Senior Manager	IT Strategy	Common Stock	2,800
LEE WANG SUB	Deputy Senior Manager	Network Eng. 1	Common Stock	3,100
DO JONG ROK	Deputy Senior Manager	Policy Planning	Common Stock	10,000
JANG JAE HO	Deputy Senior Manager	HR HQ	Common Stock	2,800
SHIN YONG NAM	Deputy Senior Manager	Backbone Network Operation	Common Stock	2,800
RYU HO CHUL	Deputy Senior Manager	Policy Planning	Common Stock	2,800
JEONG SOON WON	Deputy Senior Manager	Government Relations	Common Stock	2,800
JUNG YOUNG ILL	Senior Manager	Network Eng. 1	Common Stock	3,100
LEE HO SUK	Deputy Senior Manager	Billing	Common Stock	2,800
CHOI HYO RYONG	Deputy Senior Manager	Network Eng. 2	Common Stock	2,800
KIM CHANG HYUN	Manager	Network Eng. 1	Common Stock	2,800
KIM JIN TAE	Manager	Backbone Network Operation	Common Stock	2,800
PARK CHEOL WOO	Manager	LE Acquisition1	Common Stock	2,800
SEO SEONG LYONG	Manager	Network Control	Common Stock	2,800
KIM SE JUNG	Deputy Senior Manager	IDC Sales	Common Stock	2,800
CHOI KWANG HYOK	Manager	Network Eng. 1	Common Stock	2,800
KIM SUNG DAE	Manager	Network Eng. 1	Common Stock	2,800
PARK YUNG DAL	Manager	IDC Sales	Common Stock	2,800
KIM SANG JUN	Manager	Fair Trade	Common Stock	2,800
SHIN HOON SIK	Deputy Senior Manager	Network Eng. 2	Common Stock	2,800
CHO JUNG MIN	Manager	International Biz.	Common Stock	2,800
JANG CHUN SIG	Senior Manager	Network Eng. 2	Common Stock	10,000
PARK JONG SOO	Senior Manager	SO/RO Business Alliance	Common Stock	10,000
KANG HO SIN	Senior Manager	SO/RO Business Alliance	Common Stock	3,400
KIM YONG JIN	Deputy Senior Manager	Network Eng. 1	Common Stock	3,100
KWAK NO TAEK	Deputy Senior Manager	Broadband	Common Stock	3,100
JEON JAE MAN	Deputy Senior Manager	Corporate Network	Common Stock	2,800
IM HYUN JIK	Deputy Senior Manager	Network Eng. 1	Common Stock	2,800
LEE JUNG KEE	Manager	Corporate Data Biz.	Common Stock	2,800
RO SE HUN	Deputy Senior Manager	Network Eng. 1	Common Stock	3,100
KIM GYEONG NAM	Deputy Senior Manager	Network Eng. 1	Common Stock	2,800
SHIN JONG LIB	Deputy Senior Manager	Network Eng. 2	Common Stock	3,100

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
LEE TAE SEUNG	Senior Manager	Solution Support	Common Stock	3,100
KIM SANG SOO	Deputy Senior Manager	Network Eng. 2	Common Stock	3,100
KIM KI YEON	Deputy Senior Manager	HR HQ	Common Stock	3,100
HAN CHANG HEUI	Senior Manager	Sales	Common Stock	3,100
CHEON CHANG YAN	Deputy Senior Manager	Network Eng. 1	Common Stock	2,800
KIM JIN HONG	Deputy Senior Manager	SMB 2	Common Stock	2,800
AHN SANG JUN	Manager	IDC Support	Common Stock	2,800
YANG KWANG WON	Deputy Senior Manager	Backbone Network Operation	Common Stock	2,800
CHUNG JAE WOOG	Manager	Corporate Network	Common Stock	2,800
LEE BO HEON	Deputy Senior Manager	Customer Service	Common Stock	2,800
PARK TAE YEON	Deputy Senior Manager	Network Eng. 2	Common Stock	2,800
HA BYEONG SOO	Manager	IDC Sales	Common Stock	2,800
PARK YOUNG SAM	Manager	Real Estate Management	Common Stock	2,800
KIM NAM YEON	Manager	Network Eng. 1	Common Stock	2,800
PARK KI KWAN	Deputy Senior Manager	IDC Sales	Common Stock	2,800
KIM KYUNG WON	Manager	Corporate Network	Common Stock	2,800
HONG YU SHIK	Manager	HR HQ	Common Stock	2,800
KIM JONG HO	Manager	Group Sales	Common Stock	2,800
BAEK SANG HUN	Manager	Network Eng. 2	Common Stock	2,800
KIM KYOUNG WOO	Manager	Backbone Network Operation	Common Stock	2,800
CHOI DAE WOO	Manager	Network Eng. 1	Common Stock	2,800
KIM JAE JUN	Manager	Network Eng. 1	Common Stock	2,500
LEE KYUNG SU	Manager	Network Eng. 1	Common Stock	2,500
JANG JIN TAE	Manager	Network Eng. 2	Common Stock	2,500
LEE BYEONG CHEOL	Manager	Network Eng. 1	Common Stock	2,500
KO YOUNG BIN	Manager	Network Eng. 3	Common Stock	2,500
KIM HYUNG JOON	Manager	HanaTV Technology	Common Stock	2,500
NO JUNG SUK	Manager	Network Eng. 2	Common Stock	2,500
LEE KI SU	Manager	Network Eng. 2	Common Stock	2,500
KIM HYUN HO	Manager	Network Eng. 1	Common Stock	2,500
PARK JONG LOCK	Manager	Network Eng. 2	Common Stock	2,500

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
LEE SEUNG CHEON	Manager	Network Eng. 1	Common Stock	2,500
JANG CHEOL UNG	Manager	Sales	Common Stock	2,800
KIM YUN KYUNG	Manager	IT Strategy	Common Stock	2,700
JEON KYOUNG HEE	Manager	Network Eng. 2	Common Stock	2,700
NAM TAEK SEOG	Deputy Senior Manager	Corporate Network	Common Stock	2,700
CHO SIG	Assistant Manager	Network Eng. 2	Common Stock	2,400
KIM KYOUNG CHUL	Manager	SMB 1	Common Stock	2,700
JEONG HA SEOB	Manager	SMB 1	Common Stock	2,700
KANG SEUNG WOO	Manager	Advertisement	Common Stock	2,400
KANG YOUNE KYOUNG	Manager	IT Infra	Common Stock	2,700
KIM EUN HAE	Manager	Billing	Common Stock	2,400
KIM HYUNG BEOM	Manager	Call Application Sales	Common Stock	2,400
SONG HO JOON	Manager	IDC Sales	Common Stock	2,400
SHIN KU HYUN	Manager	IR	Common Stock	2,700
SHIN SEUNG SIK	Manager	SO/RO Business Alliance	Common Stock	2,700
AHN HYO SANG	Manager	Sales 1	Common Stock	2,700
YEO WOON IL	Manager	Policy Planning	Common Stock	2,400
LEE SU HEE	Assistant Manager	IT Strategy	Common Stock	2,400
JIN SE UN	Manager	SMB 1	Common Stock	2,700
KIM SANG SEOB	Assistant Manager	Network Eng. 2	Common Stock	2,100
KIM HONG JIN	Assistant Manager	Network Eng. 3	Common Stock	2,100
PARK NA YOUNG	Assistant Manager	Backbone Network Operation	Common Stock	2,100
PARK SEON YEONG	Assistant Manager	Network Eng. 2	Common Stock	2,100
PARK JONG KI	Manager	Corporate Data Biz.	Common Stock	2,400
PARK JIN SAM	Assistant Manager	Network Eng. 2	Common Stock	2,100
LEE HO JAE	Assistant Manager	Network Eng. 1	Common Stock	2,100
CHOI HYUN CHUL	Assistant Manager	Backbone Network Operation	Common Stock	2,100
MOON JAE WOONG	Manager	Sales 1	Common Stock	2,700
KIM SUNG GYUN	Assistant Manager	Network Eng. 2	Common Stock	2,400
NAM KUNG KYUN	Deputy Senior Manager	SMB 1	Common Stock	2,700

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
JANG HEE WOOK	Manager	Billing	Common Stock	2,700
RHO YOUNG HOON	Deputy Senior Manager	IT System	Common Stock	2,700
AHN SUNG SIK	Manager	Group Sales	Common Stock	2,700
KIM JOONG YANG	Deputy Senior Manager	SO/RO Business Alliance	Common Stock	2,700
SONG SEOG JAE	Manager	IT System	Common Stock	2,700
KIM CHANG HYO	Deputy Senior Manager	Group Sales	Common Stock	3,000
CHANG UN HO	Deputy Senior Manager	Contents & Marketing	Common Stock	2,700
BAEK SEUNG KIL	Manager	Sales 1	Common Stock	2,400
YOON SEI HYUNG	Senior Manager	Sales	Common Stock	10,000
KIM GOO YOUNG	Deputy Senior Manager	LE Acquisition2	Common Stock	2,700
PARK YOUN TEA	Deputy Senior Manager	Sales 1	Common Stock	2,700
LIM CHAE SUNG	Manager	IDC Sales	Common Stock	2,400
KIM KI HYUN	Deputy Senior Manager	Billing	Common Stock	3,000
KIM JOO HOI	Manager	Real Estate Management	Common Stock	2,700
CHOI AN GOOK	Manager	Network Eng. 1	Common Stock	2,700
JEON JONG JOO	Manager	SMB 3	Common Stock	2,700
RYU HYEONG SEOK	Manager	Backbone Network	Common Stock	2,700
CHOI KI WOOK	Manager	SMB 2	Common Stock	2,400
KIM MIN CHUL	Manager	Network Eng. 2	Common Stock	2,400
CHO YOUNG DAE	Manager	Network Eng. 2	Common Stock	2,400
KIM TAE JUNG	Manager	HanaTV Business Planning	Common Stock	2,400
WOO KYUNG SU	Manager	Network Eng. 1	Common Stock	2,700
LEE HANG BOK	Manager	Technology Strategy	Common Stock	2,700
KIM CHAE KYUNG	Manager	Network Eng. 2	Common Stock	2,700
LEE SANG UK	Manager	HanaTV Technology	Common Stock	2,700
CHOI YUNG RYOUL	Manager	Network Eng. 2	Common Stock	2,700
LEE YONG HOON	Manager	Network Eng. 2	Common Stock	2,700
PARK SANG HOON	Manager	Sales Provisioning	Common Stock	2,700
HONG JUNG WOOK	Deputy Senior Manager	Technology Strategy	Common Stock	2,700
AN HO SUN	Deputy Senior Manager	Network Eng. 1	Common Stock	2,700
PARK DONG MIN	Manager	Network Eng. 2	Common Stock	2,700
LEE TAE YOUNG	Manager	Backbone Network Operation	Common Stock	2,700

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
LEE BONG YEUL	Manager	Network Eng. 1	Common Stock	2,700
LEE KWANG SIK	Manager	Network Eng. 1	Common Stock	2,700
KIM JONG HAN	Manager	Network Eng. 1	Common Stock	2,700
KIM YOUNG MIN	Manager	IT Strategy	Common Stock	2,700
YU JAE SEONG	Manager	Backbone Network Operation	Common Stock	2,400
KIM KYUNG JONG	Manager	Network Eng. 2	Common Stock	2,400
PARK YU MIN	Manager	Network Eng. 1	Common Stock	2,400
YANG JU SUNG	Manager	Network Eng. 2	Common Stock	2,400
SONG JONG BYUNG	Assistant Manager	Network Eng. 1	Common Stock	2,400
HA SHIN HO	Assistant Manager	Network Eng. 2	Common Stock	2,100
BIN KYOUNG SIL	Assistant Manager	Network Eng. 1	Common Stock	2,100
OH JAE CHANG	Manager	IDC Sales	Common Stock	2,700
KUM SANG HO	Manager	Corporate Relations	Common Stock	2,300
CHOI KI SUNG	Manager	Telco Sales	Common Stock	2,300
CHOI JUN YOUNG	Manager	SMB 2	Common Stock	2,300
YOUN YOUNG JU	Assistant Manager	Network Eng. 1	Common Stock	2,300
KIM CHOONG BAE	Manager	Network Eng. 2	Common Stock	2,300
LIM SEONG HOON	Manager	CAPEX Product	Common Stock	2,300
PARK CHAN IL	Manager	T&D	Common Stock	2,300
KIM PYUNG SOO	Assistant Manager	Sales 1	Common Stock	2,300
KIM KANG TAEG	Assistant Manager	Corporate Relations	Common Stock	2,300
KIM SONG RAE	Manager	Network Eng. 1	Common Stock	2,300
KIM HAN HO	Manager	Network Eng. 2	Common Stock	2,300
KIM CHUL HEE	Assistant Manager	Network Eng. 1	Common Stock	2,300
NOH SEUNG HUN	Manager	Sales	Common Stock	2,300
OH CHEOL HO	Assistant Manager	Network Eng. 2	Common Stock	2,300
JUNG SUNG JUN	Assistant Manager	Network Eng. 2	Common Stock	2,300
PARK MUN JONG	Assistant Manager	Network Eng. 2	Common Stock	2,300
LEE SUK HEE	Manager	HR	Common Stock	2,300
CHUNG YEO JIN	Manager	IR	Common Stock	2,300
CHUNG GENE HO	Manager	IR	Common Stock	2,300
HAN DONG HO	Assistant Manager	Internal Communication	Common Stock	2,300
KIM DONG MIN	Manager	LE Acquisition2	Common Stock	2,300
PARK SANG HO	Manager	Whole Sales	Common Stock	2,300

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
KIM GI DONG	Assistant Manager	Network Eng. 1	Common Stock	2,300
HUR PUM	Assistant Manager	Network Eng. 2	Common Stock	2,300
KWON JEONG HOON	Manager	Retention	Common Stock	2,300
KIM JONG SUK	Manager	Marketing Strategy	Common Stock	2,300
KIM SU KYUNG	Assistant Manager	CAPEX Product	Common Stock	2,300
LEE YOO MIN	Assistant Manager	Technology Planning	Common Stock	2,300
YOON YOUNG SIL	Manager	Backbone Network Operation	Common Stock	2,300
KANG HYUN HEE	Assistant Manager	Sales	Common Stock	2,300
LEE HEE YOUNG	Assistant Manager	Internal Communication	Common Stock	2,300
JEONG HYO SEONG	Manager	Corporate Data Biz.	Common Stock	2,300
AHN CHAN HO	Manager	Corporate Service Support	Common Stock	2,600
KIM KYENG HO	Manager	HanaTV Business Planning	Common Stock	2,600
SHIN KIL SOO	Manager	Network Eng. 1	Common Stock	2,600
BANG KI HWAN	Manager	IDC Sales	Common Stock	2,600
LEE BONG SAM	Manager	Network Eng. 2	Common Stock	2,300
PARK JONG HEON	Deputy Senior Manager	Technology Research	Common Stock	2,600
PARK HUN SEO	Manager	Network Eng. 1	Common Stock	2,600
KIM MIN SOO	Manager	Customer Service	Common Stock	2,600
CHOI GIL MIN	Deputy Senior Manager	Real Estate Management	Common Stock	2,600
KIM JIN WOO	Manager	LE Acquisition2	Common Stock	2,300
KO BYOUNG JIN	Assistant Manager	Sales 2	Common Stock	2,000
SHIM YUN SUP	Deputy Senior Manager	Technology Strategy	Common Stock	2,600
LEE JAE SEOP	Deputy Senior Manager	Sales 2	Common Stock	2,600
PYO KEUN SEOK	Manager	Network Eng. 1	Common Stock	2,600
AHN HYUN HOE	Manager	Sales	Common Stock	2,600
KWON JU BIN	Manager	Network Eng. 1	Common Stock	2,600
LEE HWA YOUNG	Manager	Sales	Common Stock	2,600
SON JONG YUN	Manager	Network Eng. 1	Common Stock	2,600
LIM JEONG KOOK	Manager	Network Eng. 1	Common Stock	2,600
CHOI KYU SUNG	Manager	Sales 1	Common Stock	2,600
KIM HONG KYUN	Manager	SMB 1	Common Stock	2,600
JEONG JOO YEOP	Manager	Sales 2	Common Stock	2,600

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
KONG CHEON SOO	Manager	Network Eng. 2	Common Stock	2,300
OH SEUNG KEUN	Manager	Finance Sales	Common Stock	2,300
KIM MIN HA	Manager	Sales 1	Common Stock	2,600
RYU KYOUNG WHAN	Manager	Network Control	Common Stock	2,600
BYEON JONG SEOK	Manager	SMB 2	Common Stock	2,300
AN SANG SUK	Manager	Strategy Planning	Common Stock	2,600
PARK JUNG HOON	Manager	Network Eng. 1	Common Stock	2,300
KIM YOUNG KU	Assistant Manager	Real Estate Management	Common Stock	2,300
LEE JONG JAE	Manager	SMB 2	Common Stock	2,300
CHOI JAE HYUNG	Manager	SMB 2	Common Stock	2,300
NAM YOUNG MO	Manager	SMB 2	Common Stock	2,300
SUL HYOUNG SOO	Assistant Manager	CRM	Common Stock	2,300
KIM JUNG HOON	Manager	Network Eng. 1	Common Stock	2,300
JEON SANG JAE	Manager	Network Eng. 1	Common Stock	2,300
CHOI JONG SEOK	Manager	Network Eng. 1	Common Stock	2,300
OH SE IL	Assistant Manager	Network Eng. 2	Common Stock	2,300
KIM JI SEOK	Assistant Manager	Network Eng. 1	Common Stock	2,300
JUNG YONG SIC	Assistant Manager	Backbone Network Operation	Common Stock	2,000
LEE HYEONG GYUN	Manager	Network Eng. 1	Common Stock	2,300
JEON BOUNG KIL	Assistant Manager	Network Eng. 1	Common Stock	2,300
LIM JUNG SOO	Manager	IDC Sales	Common Stock	2,600
RYU KI SUNG	Manager	Network Eng. 2	Common Stock	2,600
JANG CHOONG DUK	Manager	Network Eng. 3	Common Stock	2,600
WOO YOUNG HWA	Manager	Sales 1	Common Stock	2,600
KANG JAE WOOK	Manager	Network Eng. 1	Common Stock	2,600

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
YOO SUNG HWAN	Assistant Manager	Network Eng. 2	Common Stock	2,300
SHIN YEON HO	Manager	Network Eng. 1	Common Stock	2,300
PARK IN CHOL	Assistant Manager	Network Eng. 2	Common Stock	2,300
KIM JAE SUNG	Assistant Manager	Network Eng. 3	Common Stock	2,300
YANG HYEONG KI	Assistant Manager	Network Eng. 2	Common Stock	2,000
LEE MIN SOO	Assistant Manager	Corporate Service Support	Common Stock	2,000
BAE SANG GYUN	Deputy Senior Manager	Network Eng. 2	Common Stock	2,600
KIM SUNG JIN	Manager	Network Eng. 2	Common Stock	2,300
LIM JAE MO	Manager	Network Eng. 1	Common Stock	2,600
KIM EU GENE	Manager	IDC Sales	Common Stock	2,600
JEON EUNG BAE	Manager	Customer Service	Common Stock	2,300
KWON GYOUNG NAM	Assistant Manager	Backbone Network Operation	Common Stock	2,000
CHO HAN DONG	Manager	Sales 1	Common Stock	2,600
KIM YOUNG ROK	Manager	SMB 1	Common Stock	2,600
KIM YOUNG GEUN	Deputy Senior Manager	Group Sales	Common Stock	2,600
LEE JUNG BEOM	Deputy Senior Manager	SMB 2	Common Stock	2,600
LEE WANG SOO	Deputy Senior Manager	Marketing Strategy	Common Stock	2,600
KIM KI MIN	Manager	SMB 3	Common Stock	2,600
CHOI SANG YONG	Deputy Senior Manager	CAPEX Product	Common Stock	2,600
WON NAM HEE	Manager	IDC Sales	Common Stock	2,600
KIM CHUL KYUM	Manager	IT System	Common Stock	2,600
KIM DAL WOO	Manager	SO/RO Business Alliance	Common Stock	2,600
KIM JEOUNG WHAN	Manager	IT Strategy	Common Stock	2,600
LEE MYUNG JAE	Assistant Manager	Network Eng. 3	Common Stock	2,300
LEE TAI YONG	Manager	Government Relations	Common Stock	2,300
OH JONG CHEOL	Assistant Manager	Contents & Marketing	Common Stock	2,300

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
LIM YOUNG SEOK	Manager	Group Sales	Common Stock	2,300
HONG SOON CHEOL	Assistant Manager	Sales	Common Stock	2,300
KWON DAE GIL	Assistant Manager	Network Eng. 2	Common Stock	2,300
PARK CHUL HYUN	Manager	Quality Assurance	Common Stock	2,300
SO KIL HO	Manager	Corporate Data Biz.	Common Stock	2,300
SONG WOO HWAN	Assistant Manager	Network Eng. 2	Common Stock	2,300
AN SANG JOON	Assistant Manager	Network Eng. 1	Common Stock	2,300
LEE YONG TAEK	Assistant Manager	Whole Sales	Common Stock	2,300
JUNG KOO HYUNG	Assistant Manager	Network Eng. 2	Common Stock	2,300
CHUNG HEE JUN	Assistant Manager	Network Eng. 1	Common Stock	2,300
JO SEOK YONG	Assistant Manager	Network Eng. 2	Common Stock	2,300
JIN YONG SUK	Assistant Manager	Backbone Network	Common Stock	2,300
HEO TAE SIK	Manager	Corporate Network	Common Stock	2,300
HAN HANG SUNG	Assistant Manager	Network Eng. 1	Common Stock	2,300
KIM WAN SU	Manager	Network Eng. 1	Common Stock	2,300
KIM HEE JOON	Manager	IT Strategy	Common Stock	2,300
KIM DAE HYUN	Manager	HanaTV Business Planning	Common Stock	2,300
JEONG KYU TAEK	Manager	Marketing Strategy	Common Stock	2,300
CHO JAE YONG	Manager	Strategy Planning	Common Stock	2,300
LEE WOO JUNG	Assistant Manager	SO/RO Business Alliance	Common Stock	2,300
GUM SE HOON	Manager	Strategy Planning	Common Stock	2,600
HWANG KYEONG HO	Manager	FP&A	Common Stock	2,600
KIM JIN WOO	Deputy Senior Manager	IT Infra	Common Stock	2,900
LEE SEONG YEOL	Manager	Sales	Common Stock	2,600
KIM JAE HONG	Assistant Manager	IT System	Common Stock	2,300

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
LEE YONG JUN	Manager	IT System	Common Stock	2,600
KIM SU WAN	Manager	Billing	Common Stock	2,600
SIM JAE SONG	Manager	Sales 2	Common Stock	2,600
YOO BYUNG HOON	Manager	Billing	Common Stock	2,600
AN YONG JUN	Manager	SMB 1	Common Stock	2,300
SEO BUM SEOK	Manager	Quality Assurance	Common Stock	2,300
NAM KYOUNG TAI	Assistant Manager	LE Acquisition2	Common Stock	2,300
HWANG SANG WON	Assistant Manager	Network Eng. 2	Common Stock	2,300
CHUNG UK JAE	Manager	Internal Communication	Common Stock	2,600
PARK JIN CHAN	Manager	International Biz.	Common Stock	2,600
LEE KWANG HYUN	Manager	Network Eng. 2	Common Stock	2,600
CHOI WON HWA	Manager	SMB 2	Common Stock	2,600
JUNG CHAN YOUNG	Manager	Network Eng. 1	Common Stock	2,600
JUNG JUN WON	Assistant Manager	Network Eng. 1	Common Stock	2,000
LEE SEOK PYO	Assistant Manager	SMB 1	Common Stock	2,300
YUN SANG HYUK	Assistant Manager	Group Sales	Common Stock	2,000
PARK JI HOO	Assistant Manager	Sales 1	Common Stock	2,300
CHOI WOO SEOK	Assistant Manager	Corporate Network	Common Stock	2,300
YU BYOUNG CHEOL	Manager	Corporate Network	Common Stock	2,300
LEE IN SEOB	Assistant Manager	SMB 1	Common Stock	2,300
YOON JI EUN	Assistant Manager	Internal Communication	Common Stock	2,000
KIM SANG HEE	Manager	Network Eng. 2	Common Stock	2,300
LEE DO YUN	Assistant Manager	Network Eng. 1	Common Stock	2,300
LEE JAE YOUNG	Assistant Manager	Sales 1	Common Stock	2,000
KIM SANG CHUL	Assistant Manager	Network Eng. 2	Common Stock	2,000
KIM DONG HO	Manager	Network Eng. 2	Common Stock	2,500

			Number of shares
			to be delivered
				Number of
Grantee	Position	Department	Type of shares	shares
KIM HAN SU	Senior Manager	Technology Strategy	Common Stock	10,000
KIM UON CHEA	Manager	SMB 1	Common Stock	2,200
MOON JEONG HYUK	Manager	Network Eng. 1	Common Stock	2,200
KIM HYUN SOO	Assistant Manager	Quality Assurance	Common Stock	1,800
JEONG CHUNG PYO	Senior Manager	SMB 1	Common Stock	2,700
LEE KWANG JO	Deputy Senior Manager	SMB Acquisition	Common Stock	2,700
KIM JONG SOON	Manager	Network Eng. 1	Common Stock	2,100
JOUNG SANG LIB	Manager	Backbone Network Operation	Common Stock	2,100
KIM YONG HO	Assistant Manager	Network Eng. 1	Common Stock	1,800
CHO YOUNG GON	Assistant Manager	Network Eng. 2	Common Stock	2,100
LEE SANG MIN	Assistant Manager	Network Eng. 1	Common Stock	1,800
KIM DONG KUK	Assistant Manager	Network Eng. 2	Common Stock	1,800
JEONG SEOK HAN	Assistant Manager	Network Eng. 2	Common Stock	1,800
LEE SANG IL	Assistant Manager	Network Eng. 1	Common Stock	1,800
KIM IK HAN	Assistant Manager	Network Eng. 1	Common Stock	1,800
CHOI HYO JIN	Assistant Manager	IT Strategy	Common Stock	1,600
BAE SUNG HO	Manager	Contents & Marketing	Common Stock	2,200
SHIN DONG SIG	Manager	Corporate Data Biz.	Common Stock	2,200
LEE CHUL	Manager	Internal Communication	Common Stock	1,900
LEE JAE WON	Manager	CRM	Common Stock	2,200
KIM HONG SIK	Senior Manager	CRM	Common Stock	10,000
LEE DONG JU	Entry	IDC Support	Common Stock	1,600
HONG CHANG SOO	Assistant Manager	Group Sales	Common Stock	1,600
JEONG CHEL HUN	Manager	Solution Support	Common Stock	2,800
JUNG MOON SUNG	Assistant Manager	Solution Sales 2	Common Stock	2,100

Total (369 persons)				2,294,400

Note) Grantees are classified into two groups:
(i) Class 1 (names marked with *): 38 grantees (1,400,000 shares) – Grantees can exercise stock option rights for 100% of their granted shares if they serve the Company for not less than 2 years since the date of grant.
(ii) Class 2: 331 grantees (894,400 shares) – Grantees can exercise stock option rights for 60% of their granted shares if they serve the Company for not less than 2 years since the date of grant, and for the remaining 40% if they serve the Company for not less than 3 years since the date of grant.
•	Method of granting, type and number of shares to be delivered upon exercise, exercise price and period and other conditions

Description
Method of granting	Issuance of new shares, transfer of treasury stock or stock appreciation rights as determined by the Company at the time of exercise of stock option

Type and number of stocks to be delivered	A total of 2,294,400 registered common shares

- Exercise price : Max (Par Value, Market Price)

* Market Price : SUM (the weighted average of the closing prices, weighted by daily actual trade volume for 2 months / 1 month / 1 week prior to the date of grant)/3

- Exercise period : From March 24, 2009 to March 23, 2014 (for 5 years after 2 years from the date of grant)

Exercise price & period	● Class 1: 38 grantees (1,400,000 shares) Grantees can exercise stock option rights for 100% of their granted shares if they serve the Company for not less than 2 years since the date of grant.

●  Class 2: 331 grantees (894,400 shares)

Grantees can exercise stock option rights for 60% of their granted shares if they serve the Company for not less than 2 years since the date of grant, and for the remaining 40% if they serve the Company for not less than 3 years since the date of grant. (The grantees of Class 2 are those who were granted the 4th stock option and want to be granted the new stock option on the condition that they waive the 4th stock option. The new stock option will be granted for the same number of shares as in the 4th grant, with the exercise price adjusted to the Market Price.)

-   The procedures for stock option exercise, any special treatment applicable to retirement or resignation due to death or the age limit, etc. shall be governed by relevant Korean laws and regulations, and the Company’s internal regulations.

-   The Representative Director shall be authorized to finalize, sign and amend the Agreement on Stock Option Grant under the abovementioned conditions and in accordance with relevant Korean laws and regulations.

Other conditions
-   Any adjustment of exercise price in the case of rights issue, stock dividend, conversion of reserve into capital, conversion of convertible bonds, rights issue through the exercise of preemptive rights, stock split/consolidation, or merger shall be made as resolved by the BOD.

- Of grantees of the new stock option, those who were granted the 4th stock option will be granted the new stock option on the condition that they voluntarily waive the 4th stock option.

•	Status of stock option rights
- Status of remaining stock option rights to be exercised

Number of	Percentage of		Number of shares
outstanding	shares that could be	Type of shares that	that could be	Number of shares to
shares in total	granted	could be granted	granted	be exercised
235,009,087	15% of total outstanding shares	Registered Common Stock	35,251,363	11,511,528
- Changes in stock option rights for the past two years

		Number		Number of	Number of	Number of	Number of
	Granting	of	Type of	shares	shares	shares	shares to be
Year	date	grantees	shares	granted	exercised	cancelled	exercised
2006	Nov. 16	59	Registered Common Stock	3,350,000	—	—	11,511,528
2006	Oct. 12	—	Registered Common Stock	—	—	2,921,289	8,161,528
2006	Aug. 2	—	Registered Common Stock	—	—	2,250,000	11,082,817
2006Note)	Jun. 22	—	Registered Common Stock	—	—	420,836	13,332,817
2006	Mar. 24	17	Registered Common Stock	4,650,000	—	—	22,586,481
2006	Mar. 8	—	Registered Common Stock	—	—	2,130,000	17,936,481
2006	Feb. 27	—	Registered Common Stock	—	—	1,900,000	20,066,481
2005	Mar. 30	—	Registered Common Stock	—	—	137,562	21,966,481
2005	Mar. 25	7	Registered Common Stock	610,000	—	—	22,104,043
Total		83		8,610,000	—	9,759,687	11,511,528

Note) Due to the exercise price adjustment relating a capital reduction on May 3, 2006 (reduction of 8,832,828 shares), the number of stock option rights to be exercised after the cancellation is 13,332,817 shares, instead of 22,165,645 shares (for detailed information, pleased refer to an SEC filing (Form 6-K) dated June 28, 2006 at www.sec.gov ).

*	Others

-	N/A